Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated February 1, 2011

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                Squawk on the Street: Lending a Financial Hand appeared on CNBC on January 21, 2011. A transacript of the show is attached hereto as Exhibit A.

                The contents of the show was not prepared by or reviewed by LendingClub Corporation (Company) prior to airing. The network is not affiliated with the Company. The Company made no payment and gave no consideration to the network in connection with the broadcasting of the piece or any other pieces broadcasted by the network concerning the Company.

                Statements in the transcript attached as Exhibit A that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

Erin Burnett: - small businesses in search of capital. We've all been hearing about that problem going on for the past couple of years. Borrowing has been a big issue for entrepreneurs, but recent data does show some real improvement on that. According to the NFIB, just 50 percent of businesses now say financing is their top problem. Twelve percent say it's harder to get loans now compared to their last attempt. This is sort of conflicting data, but, still five percent saying it is their top worry, considering all the time dedicated to that problem in the media and with their complaining, so that's a pretty big improvement.

Peer-to-peer lending, though, could be a solution to those still having an issue. Companies like Lending Club are trying to fill the void left by banks by doing a little bit of matchmaking, bringing lenders and borrowers together. CEO Renaud Laplanche is with us. We appreciate, Mr. Laplanche, your taking the time to be with us, so let me just ask you: How exactly does this work, I guess, first of all?

Renaud Laplanche: So, Lending Club really makes loans online to prime consumers and small businesses and lets investors invest directly into the loans, so instead of a typical banking model, where the bank would collect deposits from the public, then turn around and make loans, we really simplify the process and take out the banks from the equation. The bank is an intermediary, so it disappears from the equation and investors get the opportunity to invest directly in consumer loans and small-business loans.

Erin Burnett: It sounds like it's less that you're replacing a traditional bank funded by deposits and more that you're providing a deposit banking service or what a Wall Street trading firm would do but for companies too small to sorta get on their radar.

Renaud Laplanche: That's exactly right. On the borrower side it is a way to get access to capital in a simpler and more cost-effective way, and for investors it's an opportunity to invest directly in consumer loans or small-business loans.

Mark Haines: Where do the investors come from?

Renaud Laplanche: So, there's a very wide range of investors, from individual investors, who invest a few hundred or a few thousands of dollars to large family offices, cash farms.

Mark Haines: Actually, I'm sorry to interrupt, but I'm really interested in how it actually works. Do you send out an e-mail to an audience of investors? I mean, how do you actually get the investors' attention, "Yoo-hoo, we need some capital"?

Renaud Laplanche: So we have a Web site, LendingClub.com, and investors come on the Web site, register, open an account, transfer funds from their bank accounts to their Lending Club account, then build portfolios of loans, so they diversify, of course, a wide range of consumer business loans.

Erin Burnett: So you're packaging the loans?

Renaud Laplanche: We are not packaging the loans. Investors come in and can build their own portfolio, so we can choose loans one by one or we can set criteria and build a diversified portfolio of hundreds of loans.

Mark Haines: And these loans are market rates?

Renaud Laplanche: So, the loans are made at interest rate that is typically lower than the banks or credit card companies will provide, because we cut an intermediary in the value chain.

Mark Haines: You're talking about a small prime. They're more or less at-market, just maybe minus the fees and markup that the banks are having.

Renaud Laplanche: But the banks have a huge market.

Mark Haines: Here's my point. You're not loaning money at one percent when everyone else is loaning at five. Am I right?

Renaud Laplanche: That's right. Typical business-owner would borrow money at 14 to 16 percent. With Lending Club you can borrow money at 12 percent. It's a big discount.

Erin Burnett: All right. Thank you very much.

[Crosstalk]

Mark Haines: All right, sir. Thank you very much. Appreciate it.

Erin Burnett: Very interesting concept.

Mark Haines: So, how are small businesses financing their companies? Let's bring in our Small Business Council. Marc Schupan is the president and CEO of Schupan & Son. His company operates a scrap-metal recycling, also operates as a metal brokerage. Joseph Brakohiapa is the CEO of Clean Power Finance. His company provides software platforms for managing solar projects to installers, manufacturers and distributors.

All right, really glad that we're doing this with you, Joe, because I just read that the Chinese are moving into a position of really dominating the solar-equipment market. Does that make any difference to your company?

Joseph Brakohiapa: It does make a difference, Mark. There's more products, which is great. It creates competition. It pushes down the price point, which, at the end of the day, is great for the consumer. Consumer can't control prices of gasoline, but they can put solar on their roof and save money every month. Solar grew at 100 percent in 2010 over the previous year. It's hot right now, and Clean Power Finance is leading the way. We are hiring people. We're hiring software developers. We're hiring enterprise salespeople. We're hiring product-marketing management folks. If you're an A-plus player, you wanna come to San Francisco, you wanna be in a hot industry and work for a great company, stop what you're doing. Put down the bagel and coffee. Go to Clean Power Finance right now. Check out our Web site and send us your information.

Mark Haines: I'll get right to that as soon as the show's over.

Joseph Brakohiapa: Thank you, Mark. Appreciate it.

Mark Haines: In the meantime, Marc, we're also reading about Chinese tapping on the brakes, China slowed things down; maybe growth isn't gonna be what it was. They of course are a big market for scrap metal, so are you seeing any ripple effects there?

Marc Schupan: Well, good morning. I just came from a meeting in San Diego with Platts Aluminum, and we had people from all over the world, and feelings were really very positive that we're gonna continue to see some strength. China might not grow quite as fast, but the new hand is gonna be there, and this will put some pressure on commodities again for people back here, but it looks very positive right now.

Erin Burnett: So, when we hear about these - a few months ago, we all know, was all anybody ever talked about was how small businesses couldn't get loans. Is that no longer an issue, Mark? I mean not just for you but from the other small-business-owners that you know.

Marc Schupan: Well, I do hear them complain occasionally - more than occasionally, but we've been very fortunate. We have a strong balance sheet. Our bank helped us to have an acquisition last year, and we're looking at potentially one or two acquisitions this year, and I've just been very fortunate. Again, if you have a strong balance sheet, the money is there for you.

Mark Haines: Well, glad to hear it's going so well for both of you guys. Appreciate it, and continued prosperity, as it were, Mark and Joe.